FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 18, 2026

Item 1

Banco Santander, S.A. (“Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Santander hereby announces that Wednesday, 25 February 2026, it will be holding an Investor Day in London, during which the Group Executive Chair, Ana Botín, the Chief Executive Officer, Héctor Grisi, and the Chief Financial Officer, José García Cantera, will present Santander Group's strategy and outlook. The Investor Day is scheduled to commence at 14:00 Madrid time/13:00 London time.

The documentation related to each presentation will be made public prior to its commencement through a communication to the CNMV and publication on the corporate website www.santander.com.

The recording of the above-mentioned presentations will be available on Santander corporate website at the end of the event.

Boadilla del Monte (Madrid), 18 February 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 18, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance